Exhibit 99.1

Ability Inc. Announces Closing of Registered Direct Offering

Tel Aviv, Israel, August 16, 2018 — Ability Inc. (Nasdaq:ABIL), which provides advanced interception, geolocation and cyber intelligence products and solutions to intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide, today announced the closing of its previously announced registered direct offering of 728,262 ordinary shares, at a purchase price per share of $4.60, for gross proceeds of approximately $3.35 million.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

Ability Inc. intends to use the net proceeds from this offering for working capital and general corporate purposes.

The ordinary shares were offered by Ability Inc. pursuant to a “shelf” registration statement on Form F-3 that was filed on July 23, 2018 and declared effective by the Securities and Exchange Commission (“SEC”) on August 8, 2018 and the base prospectus contained therein (File No. 333-226288).

Copies of the final prospectus supplement and accompanying base prospectus relating to the offering may be obtained on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at 646-975-6996 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ability Inc.

Ability Inc. is a holding company operating through its subsidiaries Ability Computer & Software Industries Ltd. (“Ability”) and Ability Security Systems Ltd.

Headquartered in Tel Aviv, Israel, Ability was founded in 1994. Ability provides advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. Ability has sold to governments and government agencies in over 50 countries. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interceptor, a SaaS strategic interception system with voice and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Safe Harbor Statement

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, among other thing, statements regarding the intended use of proceeds. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.